UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCRIPPS NETWORKS INTERACTIVE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Shares, Par Value $.01 Per Share,

Granted under the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan

(Title of Class of Securities)

811065101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Anatolio B. Cruz III

Executive Vice President, Chief Legal Officer

and Corporate Secretary

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Telephone: (513) 824-3200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Explanatory Note

On May 26, 2009, our President and Chief Executive Officer, Kenneth Lowe, sent our current directors and employees an email (the “Employee Letter”) announcing that we would be making an exchange offer (which was approved by our shareholders) under which our current employees and directors will be permitted to surrender certain outstanding stock options having exercise prices of: (i) $34.00 or more per share and (ii) at least $3.00 more than the closing price of our Class A Common Shares on the closing date of the exchange offer, for a lesser number of newly issued restricted Class A Common Shares to be issued under our 2008 Long-Term Incentive Plan (the “Exchange Offer”). The Employee Letter is filed herewith as Exhibit 99.1.

No Solicitation of Tenders

Neither the Employee Letter nor this Schedule constitutes an offer to holders of the Company’s stock options to exchange stock options for restricted shares.

The Exchange Offer described in the Employee Letter and this Schedule has not yet commenced. At the time the Exchange Offer commences, the Company will provide all eligible optionholders with written materials describing the terms and timing of the Exchange Offer and will file these materials with the Securities and Exchange Commission as part of a tender offer statement. Persons who are eligible to participate in the Exchange Offer should read such materials carefully when they become available because they will contain important information about the Exchange Offer.

When available, eligible optionholders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at the Commission’s website at www.sec.gov. Eligible optionholders also can obtain a copy of the tender offer statement and related materials free of charge from the Company.

Exhibit Index

Exhibit No.	Description

99.1	Email from Ken Lowe to Current Directors and Employees dated May 26, 2009.

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